Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the ‘‘Company’’) will be held on June 20, 2018, at 16.00 (CET), at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg).

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2017 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (‘‘Luxembourg GAAP’’). Further, because the Company´s common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2017 have also been prepared on a consolidated basis in accordance with international financial reporting standards (‘‘IFRS’).

Enclosed with this mailing are the convening notice to the Annual General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company´s transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting of Shareholders. If you hold your shares through a brokerage account please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

Martin Migoya

Chairman of the Board of Directors

May 17, 2018

GLOBANT S.A.

société anonyme

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

 (the “Company”)

CONVENING NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 20, 2018 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on June 20, 2018, at 16.00 (CET), at the registered office of the Company (37A, avenue J.F. Kennedy, L-1855 Luxembourg).

The agenda of the meetings is the following:

AGENDA OF THE ANNUAL GENERAL MEETING, PROPOSED RESOLUTIONS AND

RECOMMENDATIONS.

1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2017 and on the annual accounts of the Company for the financial year ended on December 31, 2017.

No vote is required on this item of the agenda.

2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2017.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended December 31, 2017.”

Recommendation:

The Board of Directors recommends a vote FOR approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2017, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2017.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2017.”

Recommendation:

The Board of Directors recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2017, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4. Allocation of results for the financial year ended December 31, 2017.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a profit of US$ 8,740,055.58 during the financial year ended December 31, 2017 and resolves to allocate an amount of US$ 437,002.78 to constitute the legal reserve and the remaining amount of US$ 8,303,052.80 to be carried forward to the following financial year”.

Recommendation:

Considering that, under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve, until such reserve has reached an amount equal to 10% of our issued share capital, the Board of Directors recommends to the Annual General Meeting of Shareholders the following allocation of the result:

Result of the financial year	US$	8,740,055.58
Allocation to the legal reserve	US$	437,002.78
Distribution of dividends	/	/
Result to be carried forward to the following financial year	US$	8,303,052.80

5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2017.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2017.”

Recommendation:

In accordance with applicable Luxembourg Laws and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2017, all directors who were members of the Board of Directors during the financial year ended December 31, 2017, be discharged from any liability in connection with the management of the Company’s affairs during such financial year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2017.

6. Approval and ratification of the restricted stock units granted to the members of the Board of Directors during the financial year ended on December 31, 2017.

Draft resolutions (Resolution V)

“The general meeting approves and ratifies the following restricted stock units granted to certain members of the board of directors during the financial year ended December 31, 2017:

Name	Restricted Stock Units	Vesting Schedule
Martín Migoya	30,181	3,154 vesting immediately and
		27,027 vesting in equal parts
		over a 4-year period.
Martín Gonzalo Umaran	2,029	2,029 vesting immediately.
Guibert Andrés Englebienne	15,264	1,750 vesting immediately and
		13,514 vesting in equal parts
		over a 4-year period.
Linda Rottenberg	2,671	2,671 vesting at 1 year from the
		grant date
Total	50,145

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

During the financial year ended December 31, 2017 an aggregate number of fifty thousand one hundred forty five (50,145) restricted stock units have been granted by the Company to certain of its directors mentioned below, all of which were granted under the Company´s 2014 Equity Incentive Plan subject to its approval by the affirmative vote of the shareholders at the Annual General Meeting:

-	Mr. Martín Migoya: a total of 30,181 restricted stock units; of which 3,154 restricted stock units were granted as award for his performance during the year 2017 and the remaining 27,027 restricted stock units were granted as a long term retention incentive subject to customary conditions of permanence in service, vesting in equal parts over a four (4) years schedule commencing on the grant date.

-	Mr. Martín Umaran: a total of 2,029 restricted stock units as award for his performance during the year 2017.

-	Mr. Guibert Englebienne: a total of 15,264 restricted stock units; of which 1,750 restricted stock units were granted as award for his performance during the year 2017 and the remaining 13,514 restricted stock units were granted as a long term retention incentive subject to customary conditions of permanence in service, vesting in equal parts over a four (4) years schedule commencing on the grant date.

-	Mrs. Linda Rottenberg: a total of 2,671 restricted stock units granted as hiring fee upon her appointment as director, vesting at one (1) year from the grant date.

The Compensation Committee recommends a vote FOR the approval and ratification of the restricted stock units granted to the members of the Board of Directors during the financial year ended December 31, 2017.

7. Approval of the cash compensation of the members of the Board of Directors for the financial year ending on December, 31 2018.

Draft resolutions (Resolution VI)

“The general meeting approves the following compensation for the members of the board of directors for the financial year 2018:

Name	US$Cash
Martin Migoya	-
Martin Gonzalo Umaran	-
Guibert Andres Englebienne	-
Francisco Alvarez-Demalde	75,000
Mario Vazquez	100,000
Philip Odeen	100,000
David J. Moore	-
Marcos Galperin	75,000
Linda Rottenberg	100,000
Total	450,000

“

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

It is contemplated that the following fees, in the aggregate amount four hundred fifty thousand US dollars (US$ 450,000), be paid to certain directors of the Company with respect to the financial year which will end on December 31, 2018:

-	Mr. Mario Vazquez: a total amount of US$100,000 for his service as member of the Board and member of the Audit Committee.

-	Mr. Philip Odeen: a total amount of US$ 100,000 for his service as member of the Board and member of the Audit Committee.

-	Mr. Marcos Galperin: a total amount of US$ 75,000 for his service as member of the Board.

-	Mr. Francisco Alvarez-Demalde: a total amount of US$ 75,000 for his service as member of the Board.

-	Mrs. Linda Rottenberg: a total amount of US$ 100,000 for her service as member of the Board and member of the Audit Committee.

The proposed foregoing fees be paid during this financial year and up to the date of the general meeting of shareholders during which the approval of the annual accounts of the Company for the financial year ended December 31, 2018 shall be resolved.

The Compensation Committee recommends a vote FOR the proposed cash compensation of directors for the financial year ending December 31, 2018.

8. Appointment of Deloitte Audit as independent auditor for the annual accounts and the EU IFRS Consolidated Accounts of the Company for the financial year ending on December 31, 2018.

Draft resolution (Resolution VII)

“The general meeting renews the mandate of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2018 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors, the Audit Committee is tasked with, among other functions, the oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

The Audit Committee recommends a vote FOR the re-appointment of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company as of December 31, 2018 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.

9. Appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2018.

Draft resolution (Resolution VIII)

“The general meeting appoints Deloitte & Co S.A., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2018 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors, the Audit Committee is tasked with, among other functions, the oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

The Audit Committee recommends a vote FOR the appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2018 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2019.

10. Re-appointment of Mr. Martín Migoya as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021.

Draft resolution (Resolution IX)

“The general meeting re-appoints Mr. Martín Migoya as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided, however, the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year; provided further, that such four-year term may be extended up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, identifying individuals believed to be qualified as candidates to serve on the Board and selecting such candidates for all directorships to be filled by the Board or by the shareholders at an annual or special meeting.

The Corporate Governance and Nominating Committee would like to note that, in addition to the background described below, which in the opinion of the Committee qualifies Mr. Migoya to serve in the Board due to his expertise and experience, Mr. Migoya is also one of the four founders of the Company who, currently serving as the Company´s Chief Executive Officer, brings strong value to the Board of Directors considering his deep knowledge of the Company´s business and industry.

Martín Migoya

Mr. Migoya has served as Chairman of our board of directors and Chief Executive Officer since 2005. Prior to co-founding Globant, he worked as a trainee and technology project coordinator at Repsol-YPF, a consultant at Origin BV Holland and a business development director at Tallion. He founded our company together with Messrs. Englebienne, Nocetti and Umaran in 2003. Mr. Migoya is frequently invited to lecture at various conventions and at universities like MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. Mr. Migoya was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 ( Círculo de Creativos de la Argentina ) and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economía Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. He is a member of the Young President’s Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the Universidad del Centro de Estudios Macroeconómicos de Argentina. We believe that Mr. Migoya is qualified to serve on our board of directors due to his intimate familiarity with our company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as our co-founder and Chief Executive Officer.

After careful review of the merits of Mr. Migoya, the Corporate Governance and Nominating Committee recommends a vote FOR the re-election of Mr. Migoya as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

11. Re-appointment of Mr. David J. Moore as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021.

Draft resolution (Resolution X)

“The general meeting re-appoints Mr. David J. Moore as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, reviewing and making recommendations to the full Board, or determining whether members of the Board should stand for re-election.

The Corporate Governance and Nominating Committee would like to note that Mr. David J. Moore, has the background described below, which, in the opinion of the Committee, qualifies him to serve on the Board of Directors due to his expertise and experience as an officer and as a director of both public and private technology companies:

David J. Moore

Mr. Moore has served as a member of our board since May 2015. He is the chairman of Xaxis and President of WPP Digital. He has over 35 years of experience in media and technology. He founded and led 24/7 Media’s (now Xaxis) growth from start-up to a leader in digital marketing and and technology. 24/7 Media (TFSM) was listed on NASDAQ in 1998 and Mr. Moore led the company until it was sold to WPP in 2007. He is a member of the Interactive Advertising Bureau’s (“IAB”) Board of Directors and Executive Committee. Previously the IAB’s chairman from 2009 to 2011, Mr. Moore has been an active member since 2002. He also serves on the boards of DASL and DTSI, which are both joint ventures with Dentsu in Japan and Korea and the board of directors of the Advertising Education Foundation. We believe that Mr. Moore is qualified to serve on our board due to his experience in both private and public technology companies as both an officer and director.

The Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of David J. Moore as member of the Board for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

12. Re-appointment of Mr. Philip A. Odeen as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021.

Draft resolution (Resolution XI)

“The general meeting re-appoints Mr. Philip A. Odeen as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.”

Recommendation

The directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, reviewing and making recommendations to the full Board, or determining whether members of the Board should stand for re-election.

The Corporate Governance and Nominating Committee would like to note that Mr. Philip A. Odeen has the background described below, which in the opinion of the Committee, qualifies him to serve on the Board of Directors due to their expertise and extensive experience in leadership and guidance of public and private companies as a result of his varied global business, governmental and non-profit and charitable organizations:

Philip A. Odeen

Mr. Odeen has served as a member of our Board of Directors since 2012. Mr. Odeen has also served as a Director of Booz Allen Hamilton since 2008 and proxy Director of DRS Technologies, Inc. (now Leonardo DRS) since 2013. From 2009 to 2013, Mr. Odeen served as the Chairman of the Board of Directors and lead Independent Director of AES Corporation, and as a Director of AES Corporation from 2003 to 2013. From 2008 to 2013, Mr. Odeen served as the Chairman of the Board of Directors of Convergys Corporation, and as a Director of Convergys Corporation from 2000 to 2013. Mr. Odeen served as a Director of QinetiQ North America, Inc. from 2006 to 2015, and ASC Signal Corporation from 2009-2015. From 2006 to 2007, Mr. Odeen served as Chairman of the Board of Directors of Avaya Corporation and as a Director from 2002-2007. He served on the Board of Directors of Reynolds and Reynolds Company from 2000 to 2007, and as its Chairman from 2006 to 2007. Mr. Odeen was a Director of Northrop Grumman from 2003 to 2008. Mr. Odeen served as Chairman and Chief Executive Officer of TRW Inc. beginning 2000, retiring from that position in December 2002. Mr. Odeen served as CEO of BDM from 1992 to 1997. Prior to that he was a partner with Coopers & Lybrand from 1978 to 1992, and Vice Chairman of the Management Consulting practice from 1991 to 1992. We believe that Mr. Odeen is qualified to serve on our Board due to his experience in leadership and guidance of public and private companies as a result of his varied global business, governmental and non-profit and charitable organizational experience. Mr. Odeen has a Bachelor’s Degree in Government from University of South Dakota, attended University of Liverpool, England as a Fulbright Scholar, and has a Master’s Degree in Political Science from the University of Wisconsin.

The Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Philip A. Odeen as member of the Board for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2021.

***************

The Annual General Meeting of Shareholders (the “Meeting”) shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915 as amended, the Luxembourg law of May 24, 2011 on certain rights of shareholders in listed companies, as amended (the “Luxembourg Shareholders’ Rights Law”) and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

Right to Amend the Content of the Agenda

Pursuant to the Luxembourg Shareholders’ Rights Law and the Company’s Articles of Association one or several shareholders representing at least five percent (5%) of the Company’s share capital may request the adjunction of one or several items to the agenda of the annual general shareholders' meeting, provided that the request is accompanied by a justification of or draft resolution(s). Pursuant to Article 4 of the Luxembourg Shareholders’ Rights Law, such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter or by e-mail (to the attention of the board of directors, 37A, avenue J.F. Kennedy L-1855 Luxembourg) or electronic means (to: gcoffice@globant.com) at least twenty-two (22) days prior to the date of the relevant general meeting of shareholders, i.e. on 30 May 2018 accompanied by a proof of the shareholding of such shareholder(s) and the address or e-mail address which the Company may use in order to deliver the acknowledgment of receipt of such request. The Company must acknowledge reception of such request within forty-eight (48) hours of receipt of such request. In case such request entails a modification of the agenda of the relevant general shareholders' meeting, the Company is going to make an amended agenda available at the latest fifteen (15) days prior to the relevant general meeting, i.e. on 5 June 2018.

Share Capital of the Company

On the date of this Convening Notice, the Company has thirty five million eight hundred sixty nine thousand one hundred twenty one (35,869,121) common shares, of which one hundred thirty eight thousand one hundred fifty two (138,152) are treasury shares held by us. Each common share is entitled to one vote.

Right to Participate in the Annual General Meeting

Any shareholder who holds one or more common shares(s) of the Company fourteen (14) days prior to the date of the corresponding general shareholders’ meeting, i.e. on June 6, 2018 at 24:00 (midnight) CEST (the “Record Date”) and registers for the meeting (please see below section “Procedures for Attending the Meeting, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy. Shareholders who have sold their common shares between the Record Date and the date of the Meeting cannot attend the Meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2017 and the Company’s annual accounts for the financial year ended December 31, 2017, together with the relevant management reports and audit reports are available in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company's registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

Procedures for Attending the Meeting, Voting by Proxy and/or Submitting Votes

All shareholders wishing to participate (in person or by voting through proxy or voting form) in the annual general shareholders' meeting of the Company shall notify the Company thereof at the latest on the Record Date in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the annual general shareholders' meeting in person shall carry proof of identity at the annual general meeting.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

In addition to the aforementioned registration, to participate and vote in the annual general meeting, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company in the period from June 6, 2018 at 24:00 (midnight) CEST until June 14, 2018, at 12:00 (noon) CEST.

- Attending the Meeting.

If you wish to attend the meeting you must notify the Company thereof no later than June 6, 2018. Any attorney representing a shareholder must properly file a valid power-of-attorney no later than June 6, 2018 at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power-of-attorney or other proper document should be filed not later June 6, 2018 at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Pablo Rojo

- Voting by Proxy.

To vote by proxy, holders of common shares (other than through a brokerage account) must complete proxy cards. In order for such votes to count, proxy cards must be received by the American Stock Transfer & Trust Company, LLC at the return address or email indicated on the proxy cards no later than 24:00 (midnight) CEST on June 14, 2018.

If you hold your shares in your name directly at the books and records of the Company´s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), attached to this notice is a proxy card which you must complete in order to vote your shares. Proxy cards must be received by AST at the return address or email indicated on the proxy cards, no later than 24:00 (midnight) CEST on June 14, 2018 in order for such votes to count.

- Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. Please note that votes received after 24:00 (midnight) CEST on June 14, 2018 shall not be computed by the Company.

Yours faithfully,

For the Board of Directors of the Company

Martin Migoya
Title: Chairman of the Board of Directors

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GLOBANT S.A. 37A, avenue J.F. Kennedy, L-1855 Luxembourg RCS Luxembourg: B 173727 The undersigned hereby appoints the Chairman of the General Meeting as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Globant S.A. held of record by the undersigned at 24 o’clock (Luxembourg time) on June 6, 2018, at the Annual General Meeting of Shareholders to be held at the Company’s legal address located at 37A, avenue J.F. Kennedy, L-1855 Luxembourg, or any adjournment or postponement thereof. (Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GLOBANT S.A. June 20, 2018 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy . 1 Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2017 and on the annual accounts of the Company for the financial year ended on December 31, 2017. 2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the year ended December 31, 2017. 3. Approval of the Company’s annual accounts under LUX GAAP as of and for the year ended December 31, 2017. 4. Allocation of results for the financial year ended December 31, 2017. 5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2017. 6. Approval and ratification of the restricted stock units granted to the members of the Board of Directors during the financial year ended on December 31, 2017. 7. Approval of the cash compensation of the members of the Board of Directors for the financial year ending on December 31, 2018. 8. Appointment of Deloitte Audit as independent auditor for the annual accounts and the EU IFRS Consolidated Accounts of the Company for the financial year ending on December 31, 2018. 9. Appointment of Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2018. 10. Re-appointment of Mr. Martín Migoya as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021. 11. Re-appointment of Mr. David J. Moore as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021. 12. Re-appointment of Mr. Philip A. Odeen as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2021. If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below: I abstain: THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE “FOR” RESOLUTIONS 2-12 OF THE ANNUAL GENERAL MEETING PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the ------------------ e n v e l o p e p r o v i d e d . ---------------- GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. FOR AGAINST ABSTAIN MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETINGS. E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@astfinancial.com and admin1@astfinancial.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: “Globant Proxy Card”. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the General Meetings. (Option available only until 24 o’clock Luxembourg Time on June 6, 2018) NO VOTE REQUIRED